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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-198817
November 4, 2014

        Sky Solar Holdings, Ltd.

        Sky Solar Holdings, Ltd., or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain a prospectus upon request from us or from FBR Capital Markets & Co. by contacting them at Attn: Prospectus Department, 1001 19th St. North, 18th Floor, Arlington, Virginia, or by calling +1-703-312-9500 or emailing prospectuses@fbr.com or from Cowen and Company, LLC by contacting them at c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, or by calling Broadridge Financial Services at +1-631-274-2806 or the Cowen General ECM line at +1-646-562-1276. You may also access our company's most recent preliminary prospectus dated November 4, 2014 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1594124/000104746914008792/a2221895zf-1a.htm.

        This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to our company's registration statement on Form F-1, or Amendment No. 2, as filed via EDGAR with the SEC on November 4, 2014. All references to page numbers are to page numbers in Amendment No. 2.

Cover, Pages 37, 186 and 198

All previous mentions of "We have applied for listing on the NASDAQ Global Select Market" or words with similar effect have been replaced with "Our ADSs have been approved for listing on the NASDAQ Global Select Market" or words with similar effect.

 Pages 11, 12 and 59

Parenthesis have been added around the following numbers in the relevant tables.

	Six Months Ended June 30,
	2013	2014
Earnings (loss) per share
Basic	(0.06)	(0.02)
Diluted	(0.06)	(0.02)
Earnings (loss) per ADS
Basic	(0.48)	(0.16)
Diluted	(0.48)	(0.16)

The following has been added after the third paragraph.

We have been, and in the future may be, the target of lawsuits, harassment or other hostile conduct by third parties, including malicious allegations, which could generate adverse publicity and harm our reputation and could adversely affect our business and the trading price of our ADSs.

        We have been, and in the future may be, the target of lawsuits, harassment, or other hostile conduct by third parties. Such conduct has in the past included, and may in the future include, malicious allegations, anonymous or otherwise, regarding our personnel, business, operations, accounting, corporate history, prospects or business ethics. For example, in October 2014, counsel representing certain former employees of Sky Solar Holdings Co., Ltd., a former shareholder of Sky Solar Power Ltd., have sent letters threatening litigation and certain of these claimants have sent harassing emails, short messages and letters to certain of our shareholders, directors and professional advisors alleging that they were deprived of the economic benefits of their holdings in Sky Solar Holdings Co., Ltd. as a result of (i) the Company's failure to provide sufficient advance notice of the restructuring of Sky Solar Holdings Co., Ltd. and the transfer of assets from Sky Solar Holdings Co., Ltd. to the Company, and (ii) Mr. Su's improper use of the proxy that such shareholders had granted him to attend shareholder meetings and vote shares on their behalf. We believe that these claims are without merit, and that these claimants may be attempting to extort economic benefits from us and our chairman. Nevertheless, these allegations could become a significant distraction for our management. It is also possible that any such allegations against us or our chairman or other executives will be publicly disseminated through various media, including without limitation internet chat rooms, blogs, social networks or other websites. Despite our belief that such claims are without merit, if any of these claimants were to prevail in any claim brought against us or were to publicly disseminate any of these allegations, our reputation, business and the trading price of our ADSs could be adversely affected.

The following has been added after the third paragraph.

        Our special counsel as to Cayman Islands law, Conyers Dill & Pearman (Cayman) Limited, has confirmed to the board of directors of the Company (subject to the customary assumptions, limitations and reservations in such advice), among other relevant matters, that in their opinion (i) Sky Solar Holdings Co., Ltd. has taken all corporate action required to authorize its execution of the share exchange agreement and termination agreement entered into in September 2013 by it in respect of the reorganization of the holding of shares in our Company, and (ii) the share exchange agreement and termination agreement have been duly executed and delivered by or on behalf of Sky Solar Holdings Co., Ltd., and constitute the valid and binding obligations of Sky Solar Holdings Co., Ltd.

Cover, Pages 1, 15, 101, 103, 111 and 113

The following replaces the fifth paragraph on page 114, and corresponding changes were made to the artwork on the front inside cover and the disclosure on pages 1, 15, 101, 103, 111 and 113.

Japan.    We entered the Japanese market in 2009. As of the date of this prospectus, we have completed and sold 3.0 MW of solar systems. In addition, we own and operate 12 IPP solar parks totaling 18.7 MW, which are located in Tokyo, Kyushu, Hokkaido and Tohoku. In 2013, these IPP solar parks received approximately 1,200 to 1,300 radiation hours. We also have 18.5 MW of solar parks under construction and 148.0 MW of shovel-ready projects ready to be developed upon receipt of funding, including one shovel-ready project where we have equity holding of 30% for attributable capacity of 0.6 MW. Additionally, we have 54.3 MW of advanced pipeline and 288.3 MW of other solar parks in our pipeline. In Japan, our projects eligible for FIT 1 include 18.7 MW in operation, 18.5 MW under construction and 90.0 MW shovel-ready, and our projects eligible for FIT 2 include 58.0 MW shovel-ready and 54.3 in advanced pipeline.

Cover, Pages 1, 15, 61, 64, 101, 103, 104, 110, 111 and 113

The following replaces the fourth and fifth paragraphs on page 117, and corresponding changes were made to the artwork on the front inside cover and the disclosure on pages 1, 15, 61, 64, 101, 103, 104, 110, 111 and 113.

Canada.    We entered the Canadian market in 2009. As of the date of this prospectus, we own and operate 9 solar parks totaling 2.5 MW. We also had 4.1 MW of solar parks under construction and 1.9 MW of shovel-ready projects ready to be developed upon receipt of funding. Additionally, we have 7.8 MW of rooftop solar parks in advanced pipeline. Our projects in Canada sell electricity to utility companies via the Ontario Power Authority. We expect radiation of approximately 1,150 hours per year.

Our shovel-ready projects in Canada have secured site control, energy permits and all key agreements and have received any zoning, environmental or other permits required for construction of solar parks in Canada and construction can begin upon receipt of funding. It typically takes eighteen months to develop a shovel-ready project in Canada. We expect 7.8 MW of solar projects to become shovel-ready within 6 to 12 months.

The following replaces the second and third sentences of the fourth paragraph.

Mr. Wong is currently the chief financial officer of Beijing Radio Cultural Transmission Company Limited, a music production and music data management service company, and the independent director and chairman of the audit committee of YOU On Demand Holdings, Inc., a NASDAQ-listed company. He also serves as a board member and chairman of the audit committees for VisionChina Media Inc., a NASDAQ-listed company, China Automotive Systems, Inc., a NASDAQ-listed company, Daqo New Energy Corp., an NYSE-listed company, Petroking Oilfield Services Limited, a Hong Kong Stock Exchange-listed company.

The following has been added after the first paragraph under the heading "Terms of Directors and Executive Officers".

        Our directors will be divided into three classes of directors in Class I, Class II and Class III, with no more than one class eligible for re-election at any annual shareholders meeting. The three Class I directors will initially be elected for a term expiring on the date of our 2015 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The two Class II directors will initially be elected for a term expiring on the date of our 2016 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The two Class III directors will initially be elected for a term expiring on the date of our 2017 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

        The following table sets forth the names and classes of our directors who will take office following the completion of the offering:

Class I	Class II	Class III
Mr. Weili Su
Ms. Amy (Yi) Zhang	Mr. Dongliang Lin	Mr. Xiaoguang Duan
Dr. Hao Wu	Mr. Arthur (Lap Tat) Wong	Mr. Andrew Y. Yan

The following has been added as the third sentence in the second paragraph.

In addition, we have granted FBR Capital Markets & Co. a right of first refusal with respect to acting as a financial adviser in connection with certain of our mergers and acquisitions, and acting as a book runner or placement agent in connection with certain of our equity or equity-linked securities offerings. If and when we close this initial public offering, this right of first refusal will continue for nine months after the closing date.

    The following replaces the last numbered point.

  i)
  The Group transferred the 30% equity interest in ChaoriSky Solar to Chaori on November 13, 2013. No gain or loss was recognized on the transfer, as the Group determined the fair value of the 30% equity interest in ChaoriSky Solar was nil;

    The following replaces the first paragraph.

        The transaction is recognized as a business combination. The fair value of the total consideration transferred at the date of acquisition was US$65.2 million, which consisted of accounts receivable of US$64.6 million settled, the 30% equity in ChaoriSky Solar with zero fair value, and net payable of US$0.6 million incurred by the Group to ChaoriSky Solar.

Pages F-112 to F-114
Pages 115, 116, 173 and 174

The following replaces the Note 33. Subsequent Events on pages F-112 to F-114 in its entirety and corresponding changes were made to the disclosures on pages 115, 116, 173 and 174.

33.   SUBSEQUENT EVENTS

        Sky Solar Japan Co. K.K. ("SSJ"), a wholly owned subsidiary of the Group in Japan, entered into silent partnership agreements that were amended and finalized on October 10, 2014 with two groups of third party investors (the "Silent Partners"), pursuant to which the Silent Partners provided financing and SSJ will develop and operate 21 solar parks with an aggregate capacity of 34.6 MW in Japan (the "SSJ Silent Partnership Assets"). In accordance with the agreements, SSJ contributed JPY750 million (US$7.4 million) in cash and solar power projects with a carrying amount of JPY2.3 billion (US$22.3 million) and an agreed valuation of approximately JPY4.6 billion (US$45.5 million). The Silent Partners contributed JPY5 billion (US$49.4 million) in cash. The contributed solar parks had an aggregate capacity of 34.6 MW, consisting of approximately 11.5 MW which were completed and in operation and approximately 23.1 MW shovel-ready as of October 10, 2014. Since the beginning of their operation, the 11.5 MW of completed solar parks generated total revenue of approximately US$1.5 million, US$34.0 thousand and US$2.6 million; and profit of US$1.0 million, US$7.0 thousand and US$2.0 million for the year ended December 31, 2013, and the six months periods ended June 30, 2013 and 2014, respectively.

        No separate legal entity was established in connection with the silent partnership agreement. The SSJ Silent Partnership Assets are held and managed through the SSJ legal entity, subject to the provisions of the silent partnership agreement. The Silent Partners are not involved in the investment decisions associated with management of the SSJ Silent Partnership Assets or other assets and businesses which continue to be held and operated by SSJ, outside the auspices of the silent partnership agreement. Over an expected maximum period from the date of the agreement through June 2017, distributable profits from the SSJ Silent Partnership Assets shall be first distributed to the Silent Partners in proportion to their respective capital contributions, until a cumulative annual internal rate of return, or IRR, of 15% on their capital contributions is achieved. Any remaining profits shall be distributed to SSJ until a cumulative annual IRR of 15% of SSJ's contributed amount, based on the agreed valuation, is achieved. The remaining profits, if any, shall be distributed to SSJ and the Silent Partner at the ratio of approximately 51% and 49%, respectively. Silent Partners shall only bear losses up to the amount of money they financed.

        The IRR of 15% is the discount rate required to make the present value of the total distributed profits expected to be generated by SSJ Silent Partnership Assets payable to certain members of Silent Partnership equal to the present value of the cumulative total of investments of certain Silent Partners. Distributable profits represent the cash that may be distributed to investors, including cash received from generating electricity or other sources, less the debts which fall due. Investments include the cash proceeds received from Silent Partners of US$49.4 million, cash contribution made from SSJ of US$7.4 million and contribution of solar power projects with an agreed valuation of approximately US$45.5 million. Subject to the availability of distributable profits, the annual amount to be distributed to the Silent Partners is estimated to be approximately US$7.4 million (without considering the cumulative effect of IRR), before any amounts are distributable to the Company.

        Upon the completion of the solar power projects, SSJ may transfer the ownership of one or more of the completed projects to a special purpose company ("SSJ Special Purpose Company") for JPY300 million (US$3.0 million) per MW, provided that non-recourse bank financing with terms to be agreed by both SSJ and the Silent Partners can be obtained by the SSJ Special Purpose Company, the proceeds of which become distributable profits. Upon such transfer, it is contemplated that the Silent Partners and SSJ will receive the distributable profits, and will be entitled to 30% and 70% of the profits in the SSJ Special Purpose Company, respectively. Upon the completion of the solar parks, if the Silent Partners have not achieved an IRR of 15%, then SSJ shall consider changing the silent partnership scheme into a loan or bond structure to provide the Silent Partners with an IRR of 15%. In the event that SSJ fails to transfer all SSJ Silent Partnership Assets to SSJ Special Purpose Company by May 9, 2017, SSJ should either (1) purchase the remaining SSJ Silent Partnership Assets for a sum of (i) a price determined based on JPY350 million (US$3.5 million) per MW for projects that have completed construction, (ii) of a price reasonably determined and approved by an agent for the Silent Partners for projects where construction has commenced, but not yet been completed, and (iii) a price determined based on JPY50 million (US$0.5 million) per MW for projects where construction has not yet commenced; or (2) secure a third party offer to purchase the remaining SSJ Silent Partnership Assets, and should notify the Silent Partners by June 8, 2017 of its intent to settle in either case. If the Silent Partners are able to secure a third party offer that is more attractive within 90 days of being so notified, the third party may purchase the projects from SSJ. The proceeds generated in each of these three scenarios are considered distributable profits, and distribution in this manner is first subject to the 15% cumulative IRR settlement provisions of the silent partnership agreement, whereby the Silent Partners have priority over SSJ.

        In connection with the above transaction, Flash Bright Power Ltd. ("Flash Bright"), the entity wholly owned by Mr. Su, granted to an affiliate of one of the Silent Partners ("Investor") an option to purchase from Flash Bright up to US$30 million worth of existing ordinary shares of Sky Solar Holdings, Ltd. at a per share price equal to the per ordinary share initial public offering price. This option is exercisable during a two-year period with an option to a one-year extension at the request of the Investor which Flash Bright can, at its sole discretion, approve or deny, commencing 180 days after the pricing date of this initial public offering. If, on any date during the exercise period, the market price of an ordinary share of the Company equals or exceeds 200% of the per ordinary share initial public offering price, the Investor shall be automatically deemed to have exercised the then remaining portion of the call option. Upon any exercise of the call option, the Investor may elect to pay the purchase price to Flash Bright in cash or through cashless settlement procedures.

        After the transaction, the Group continues to control the SSJ Silent Partnership Assets and retains substantially all the risks and rewards of ownership and as such will continue to consolidate these solar power projects in its consolidated financial statements. Pursuant to the settlement provisions of the silent partnership agreement, the Group expects to account for the JPY5 billion received from the Silent Partners as financial liability. Specifically, under each of the three scenarios described above, the settlement provisions establish a contractual obligation to deliver cash to the Silent Partners. The financial liability is expected to be designated as fair value through profit or loss ("FVTPL") in accordance with IAS 39, since the Silent Partnership Assets are managed and whose performance are evaluated by the Group on a fair value basis in accordance with a documented risk management strategy.

        The call option issued by Flash Bright was done for the benefit of the Group, to induce the Silent Partners to provide the financing and therefore the fair value associated with the call option will be recorded as a capital contribution. The fair value of the call options represents direct and incremental borrowing costs in connection with obtaining the Silent Partner's financing, and will be netted against the financing balance and amortized using the effective interest method. The Company has not yet completed its determination of the fair value of the option.

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  Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333-198817 November 4, 2014
Cover, Pages 37, 186 and 198
Pages 11, 12 and 59